Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

INTERNAL CHARTER OF THE EXECUTIVE BOARD

1. CHARTER – This Internal Charter (“Charter”) governs the work of the Executive Board of Itaú Unibanco Holding S.A. (“Company”), in line with and in addition to the legal and statutory provisions.

2. COMPOSITION - The Executive Board will be made up of at least five (5) and at most thirty-five (35) members, including the positions of Chief Executive Officer, and Officer, as determined by the Board of Directors when providing for these positions.

2.1. The Board of Directors will nominate for the Executive Board professionals who can combine, harmoniously, the interests of the Company, its stockholders and employees, as well as the environmental and social responsibility of the Company, guided by legality and ethics.

2.2. In the event of the absence or impediment of any officer, the Executive Board may choose the substitute officer from among its members. The Chief Executive Officer will be replaced, in their absences or impediments, by one Officer member of the Executive Board nominated by them.

2.3. Should any position become vacant, the Board of Directors may nominate a substitute officer to complete the term of the replaced officer.

2.4. The officers will hold their offices for a term of one (1) year and they may be reelected, and they will stay in their positions until their replacements take office.

2.5. An officer who has already turned sixty-two (62) years of age on the date of the election may not be elected to take office as Chief Executive Officer and an officer who has already turned sixty (60) years of age on the date of the election may not be elected to take the other offices on the Executive Board.

3. EXECUTIVE COMMITTEE – The Executive Committee is the Company’s executive body with maximum authority. The Board of Directors will define who hold the positions of Chief Executive Officer and the Officers members of the Executive Board.

4. DUTIES OF THE BOARD OF DIRECTORS – The operational or executive duties related to the management and representation of the Company will be incumbent upon the Executive Board elected by the Board of Directors.

4.1 The Chief Executive Officer will be responsible for supervising the current Executive Board, structuring the Company’s services and establishing internal and operational rules.

4.2. In compliance with the rules of the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, the Board of Directors will nominate, from among the members of the Executive Board, representatives with specific responsibilities for given activities, products or services before the authorities, stockholders and the general public.

4.3. The representation of the Company will take place under the terms provided for in the Bylaws.

5. DUTIES OF THE EXECUTIVE COMMITTEE - The Executive Committee will be specially responsible for: (i) implementing the guidelines proposed by the Company’s Board of Directors; (ii) carrying out strategies related to the products and business developed by the Company; (iii) ensuring the best allocation and management of financial, operational and human resources; (iv) monitoring risks to which the Company may be exposed (market, credit, operating, image, etc.); and (v) leading the Company in the search for long-term value creation.

6. MEETINGS OF THE EXECUTIVE COMMITTEE - The Executive Committee will hold ordinary meetings on a weekly basis in accordance with the annual calendar established by the Chief Executive Officer.

6.1. It is incumbent upon the Chief Executive Officer, at their own discretion, to convene extraordinary meetings, including when they are proposed by any other member of the Executive Committee.

6.2. For reasons of urgency, the meetings may be held via telephone, video conference, telepresence, email or any other means of communication.

6.3. The Chief Executive Officer may, by their own initiative or upon the request of any member of the Executive Committee, invite to the meetings of the Executive Committee any management members or employees of the Company or its controlled companies, or external consultants, to provide clarifications on matters of their expertise or specialization.

6.4. Notwithstanding the provision in the previous item, the resolutions of the Executive Committee will be made by the absolute majority of the votes of its members.

7. OBLIGATIONS - The members of the Executive Board, in addition to observing the legal obligations inherent to the position, must base their conduct on high ethical standards, in addition to observing and stimulating good corporate governance practices in the Company.

8. CONFLICT OF INTERESTS – The officers must work on an exempt basis and, to prevent cases of conflict of interests, the rules below will apply.

8.1. The members of the Executive Board may not make decisions related to certain matters with which their interests conflict with those of the Company. Every officer must abstain from discussing or getting involved with matters related to the conflicting matter.

8.2. Should the conflicted officer not bring the conflict forward, the officer who is aware of the abovementioned conflict must report it to the Chief Executive Officer.

9. ANNUAL ASSESSMENT – The members of the Executive Board will be assessed on an annual basis, taking into consideration their performances, such as: financial, customer satisfaction, people management, targets crossed with other departments and alignment with the Company’s culture.

10. OMITTED CASES - The cases omitted in this Charter will be resolved by the Board of Directors.

11. AMENDMENTS - This Charter may only be amended by the Board of Directors.

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